Global Green Matrix Corp.
943 Canso Drive
Gabriola, BC
V0R 1X2
(604-324-2110)

February 28, 2011

VIA FACSIMILE (703-813-6968) AND THE EDGAR SYSTEM

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:   Ernest Greene

Re:  GLOBAL GREEN MATRIX CORP.
Form 20-K for the year ended December 31, 2009
File No. 0-51180

Dear Mr. Greene:

We express our appreciation for your review of the Form 20-K for the year ended December 31, 2009 of Global Green Matrix Corp. (formerly Poly-Pacific International Inc.), hereafter referred to as the “Company”.  On behalf of the Company, we are responding to comments on the Filings provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 13, 2011.

The Company’s responses to the Staff’s comments are indicated below, directly following a restatement of each Staff comment in bold, italicized type.

Form 20-K for the year ended December 31, 2009

Internal Controls over Financial Reporting, page 63

1.
Staff Comment:  We have read your response prior comment three.  It appears that your proposed revisions to management’s assessment of internal control over financial reporting are still deficient.  Please revise your proposed disclosure to also include a statement in substantially the following form: “This annual report does not include an attestation report of the company’s registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by the company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management’s report in this annual report.”  Please amend your Form 20-F accordingly to provide the information required by Item 15T(b) of Form 20-F regarding your assessment of the effectiveness of your internal control over financial reporting.

Securities and Exchange Commission
Attention:  Ernst Greene
February 28, 2011

Company Response:  Pursuant to your request, the Company has added the disclosure in the section of Internal Controls over Financial Reporting.

Internal Controls Over Financial Reporting, page 63

2.
Staff Comment:  Your response to comment five from our letter dated November 23, 2010 did not fully address our original comment.  Your original Form 20-F filed on July 20, 2010 did not include Item 15 (management’s assessment of disclosure controls and procedures or management’s assessment of the effectiveness of internal controls over financial reporting) and, as noted in our letter dated November 23, 2010, the disclosures you provided in your Form 20-F/A are missing required disclosures.  Considering these facts and circumstances, please tell us the factors you considered that support your conclusion that your disclosure controls and procedures were effective as of December 31, 2009.  In particular, please explain how you considered the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time period specified in the Commission’s rules and forms.  In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gove/divisons/corpfin/guidance/regs-kinterp.htm, failure to file management’s report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act Reporting.  In light of these facts, please explain how you could conclude that disclosure controls and procedures were effective.  Alternatively, please show us how you will amend your Form 20-F/A to disclose management’s revised conclusion on the effectiveness of your disclosure controls and procedures (i.e., that your disclosure controls and procedures were not effective as of the end of the fiscal year).

•	A statement identifying the framework used by management to evaluate the effectiveness of the registrant’s internal control over financial reporting:

•
A statement of management’s assessment of internal control over financial reporting for the fiscal year ended December 31, 2009.  You should specifically state whether your internal control over financial reporting was effective or not for the period ended December 31, 2009; and

Securities and Exchange Commission
Attention:  Ernst Greene
February 28, 2011

•
A statement in substantially the following form:  “This annual report does not include an attestation report of the company’s registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by the company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management’s report in this annual report.”

Company Response:  Pursuant to your request, the Company has revised the Internal Controls and Financial Reporting section read as follows:

The Acting Chief Executive Officer and Acting Chief Financial Officer of the Company are responsible for establishing and maintaining adequate internal control over financial reporting.  The Company’s internal control system was designed to provide reasonable assurance to the Company’s management and Board of Directors regarding the reliability of financial reporting and the preparation and fair presentation of its published financial statements.

All internal control systems no matter how well designed have inherent limitations.  Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

This annual report does not include an attestation report of the company’s registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by the company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management’s report in this annual report.

Global Green Matrix Corp. management assessed that it was not effective in maintaining adequate internal control over financial reporting as of December 31, 2009.  Factors that resulted in this reassessment included the late filing of the Form 20-F and also the failure to file a comprehensive management’s report over Internal Controls over Financial Reporting.

Securities and Exchange Commission
Attention:  Ernst Greene
February 28, 2011

There were no changes to our internal control over financial reporting that occurred during the period covered by this Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Exhibits 99.1 and 99.2

3.
Staff Comment:  We have read your response to prior comment six.  Please confirm that you will no longer include the title of the certifying individual at the beginning of the certification in future filings.

Company Response:  Pursuant to your request, the Company confirms that it will no longer use the title of the certifying individual at the beginning of the certification in future filings.

4.
Staff Comment:  We reissue prior comment seven.  You have replaced the word “report” with “annual report” in paragraphs 3 and 4 of your certifications.  In future filings, please revised your certifications to use the word “report” instead of the description of the incorrect corresponding report.  Please also revise your introductory paragraph 4 to specifically reference “internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)).”  Your certifications should be in the exact form as required in paragraph 12 of Instructions as to Exhibits of Form 20-F.

Company Response:  Pursuant to your request, the Company made the appropriate amendments to the certifications.  We have attached it for your review.  In addition, we confirm that we will now use this format in future certifications.

Once the Company’s responses above are reviewed by the Commission’s staff and are acceptable by them, the Company will file a revised 20-F on EDGAR system.

*  *  *  *  *

Your prompt attention is greatly appreciated.  If you have any questions regarding the Company’s response, please do not hesitate to contact me at (604) 324-2110.

Securities and Exchange Commission
Attention:  Ernst Greene
February 28, 2011

Best regards, Per: Global Green Matrix Corp. Signed: “Randy Hayward” /s/ Randy Hayward Randy Hayward, President and CEO

ACKNOWLEDGEMENT

In connection with Global Green Matrix Corp, formerly Poly-Pacific International Inc., (the “Company”) letter dated December 27, 2010 in response to the Securities and Exchange Commission’s comment letter dated November 23, 2010, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Global Green Matrix Corp. Signed: “Randy Hayward” /s/ Randy Hayward Randy Hayward, President and CEO

CERTIFICATION PURSUANT TO SECTION 302
OF THE SARBANES-OXLEY ACT OF 2002

I, Randy Hayward, certify that:

1.	I have reviewed this annual report on Form 20-F of Global Green Matrix Corp.for the year ended December 31, 2009;

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of and for the periods presented in this report;

4.
The small business issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the small business issuer and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

5.
The small business issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors:

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.

Date: March 7, 2011

“Randy Hayward”

_______________________________________
Randy Hayward
President, Acting Chief Executive Officer and
Acting Chief Financial Officer

CERTIFICATION PURSUANT TO SECTION 302
OF THE SARBANES-OXLEY ACT OF 2002

I, Randy Hayward, certify that:

1.	I have reviewed this annual report on Form 20-F of Global Green Matrix Corp.for the year ended December 31, 2009;

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of and for the periods presented in this report;

4.
The small business issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the small business issuer and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

5.
The small business issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors:

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.

Date: March 7, 2011

“Randy Hayward”

_______________________________________
Randy Hayward
President, Acting Chief Executive Officer and
Acting Chief Financial Officer